Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Lucid Diagnostics Inc. of our report dated July 13, 2021 (except for Note 3, Milestones and Royalty Fee, as to which the date is September 3, 2021, and except for the effect of a stock split, as to which the date is October 6, 2021) with respect to our audits of the financial statements of Lucid Diagnostics Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the prospectus dated October 13, 2021 that was filed as part of the Registration Statement of Lucid Diagnostics Inc. on Form S-1 (File No. 333-259721).

/s/ Marcum LLP

Marcum LLP
New York, NY
December 21, 2021